FILED BY EXPRESS SCRIPTS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-6(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS, INC.,

ARISTOTLE HOLDING, INC. AND MEDCO HEALTH SOLUTIONS, INC.

REGISTRATION NO. 333-177187

Combining Express Scripts and Medco Health Solutions Will Help Protect Americans

From the Rising Costs of Prescription Medicine

•	Merger will accelerate the ability to drive out wasteful spending, lower cost of medicine, detect and close gaps in care, and increase safety and affordability for consumers

•	Complementary innovative approaches to patient care align with needs of business, labor, health plan and government clients to preserve and enhance the pharmacy benefit

WASHINGTON, D.C. (December 6, 2011) – Bringing together innovative pharmacy benefit managers Express Scripts, Inc. (NASDAQ: ESRX) and Medco Health Solutions (NYSE: MHS) will lead to safer, better and more affordable pharmaceutical coverage care for Americans, company executives stated in testimony prepared today for members of a Senate subcommittee.

Appearing today before the Senate Judiciary Subcommittee on Antitrust, Competition Policy and Consumer Rights, Express Scripts chairman and CEO George Paz and Medco chairman and CEO David B. Snow, Jr. offered the following insights and observations in their prepared testimony:

George Paz, Chairman and CEO, Express Scripts:

“We are going to lower prescription drug costs that are far too high. Our new company will negotiate with drug companies and partner with independent pharmacies, grocery chains and others to create networks of pharmacies where patients – not profits – come first.”

“That is what we hope to accomplish by combining our two innovative companies: the enhanced strength and know-how to protect purchasers – whether small, medium or large employers, plans sponsored by organized labor, or local, state and federal taxpayer funded plans. Plan sponsors pay the majority of the costs of prescription drugs and provide the drug benefits for our citizens. It is their money everyone should be concerned about protecting.”

“Intense competition in the marketplace forces PBMs to reduce the prices charged to clients for core services and to share larger portions of the savings negotiated with pharmaceutical manufacturers and retail pharmacies. We believe that the merger of our two companies will better position us to respond to the demands of the marketplace.”

“Beyond wasteful prescription drug spending, costs include unnecessary hospitalizations, testing and treatment in costly emergency rooms. These are very real problems with costs across the entire health system and PBMs are the most advanced partners to provide common-sense solutions.”

“Express Scripts and Medco both have significant clinical capabilities to serve all of our patient groups. By combining these offerings, we can pioneer new drug safety systems, create new resources for public health, and continue to advance evidence-based medicine to better serve our patients.”

“Express Scripts is proud of our specialty pharmacy capabilities. We are at the forefront of providing specialized care to patients with chronic, complex diseases with medications that can cost tens or even hundreds of thousands of dollars per year. Our specialty pharmacy programs keep patients adherent to injectable and infusible therapies, avoid more costly treatment settings, and improve the livelihood of our patients.”

“Simply and most accurately put, we and our competitors in the PBM industry are successful when our clients save money through lower employer and employee health premiums and/or reduced out-of-pocket costs while at the same time enhancing safety and more positive medical outcomes.”

David B. Snow, Jr., Chairman and CEO, Medco:

“As the health care industry necessarily focuses on reducing costs; as Congress seeks to find health care savings without compromising patient care; and as all participants in the system are faced with the prospect of doing more with less, we must make our health care dollars work more effectively. We believe that the services that Express Scripts and Medco, working together, will provide are critical to achieving this goal.”

“With the combined expertise and capabilities of Medco and Express Scripts, we will be able to speed the pace of delivering value-added solutions that address the pressing need to reduce overall costs and raise the standard for quality care.”

“The clinical programs designed by our pharmacists and nurses ensure that we deliver the right medicine, in the right dose, to address the right conditions, and then that those medicines are taken as prescribed by the patient’s physician.”

“Medco’s clinical solutions keep patients healthier, out of the hospital, and on the job — and ensure affordable care is more accessible for all. Combining these capabilities with Express Scripts’ focus on improving patient compliance will allow the collective impact we make to enhance the quality of life for millions of patients and reduce overall costs to the health care system.”

“To succeed, a PBM must lower drug prices and improve the quality of care for its clients and patients. The Congressional Budget Office has estimated that PBMs reduce drug costs by as much as 30 percent. And as validated in a recently released study, Medco and Express Scripts will save their clients and members up to $87 billion per year in total drug spending, compared to what would have been spent in an unmanaged environment.”

“Combined, we can amplify our impact to reduce overall costs by improving the quality of patient care. This will make American business more competitive—creating a healthier, more productive workforce, preserving existing jobs, and creating new jobs in the future.”

“We all know the future of health care belongs to those who deliver more for less. The merger of Express Scripts and Medco is part of that transformation of America’s health care system.”

Express Scripts Media Contact

Brian Henry

(314) 684-6438

bhenry@express-scripts.com

Express Scripts Investor Contact

David Myers

(314) 810-3115

investor.relations@express-scripts.com

Medco Health Solutions Media Contact

Jeff Simek

(201) 269-6400

Jeffrey_Simek@medco.com

Medco Health Solutions Investor Contact

Valerie Haertel

(201) 269-5781

valerie_haertel@medco.com

For more information visit: www.betterRxcare.com

About Express Scripts

Express Scripts, one of the largest pharmacy benefit management companies in North America, is leading the way toward creating better health and value for patients through Consumerology®, the advanced application of the behavioral sciences to healthcare. This approach is helping millions of members realize greater healthcare outcomes and lowering cost by assisting in influencing their behavior.

Headquartered in St. Louis, Express Scripts provides integrated PBM services including network-pharmacy claims processing, home delivery services, specialty benefit management, benefit-design consultation, drug-utilization review, formulary management, and medical and drug data analysis services. The company also distributes a full range of biopharmaceutical products and provides extensive cost-management and patient-care services. More information can be found at www.express-scripts.com.

About Medco Health Solutions

Medco Health Solutions (NYSE: MHS) is pioneering the world’s most advanced pharmacy® and its clinical research and innovations are part of Medco making medicine smarter™ for more than 65 million members.

With more than 20,000 employees dedicated to improving patient health and reducing costs for a wide range of public and private sector clients, and 2010 revenues of $66 billion, Medco ranks 34th on the Fortune 500 list and is named among the world’s most innovative, most admired and most trustworthy companies.

For more information, go to www.medcohealth.com.

EXPRESS SCRIPTS FORWARD LOOKING STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:

STANDARD OPERATING FACTORS

•

Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

•

Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

•	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

•

A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

•	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•

The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	Changes in industry pricing benchmarks;

•

Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	Our failure to execute on, or other issues arising under, certain key client contracts;

•

The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;

TRANSACTION-RELATED FACTORS

•	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the mergers with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

•	The ability to obtain governmental approvals of the mergers;

•	Uncertainty as to the market value of Express Scripts merger consideration to be paid and the stock component of the Medco merger consideration;

•

Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

•	Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;

•	Limitations on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

•	The expected amount and timing of cost savings and operating synergies; and

•	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the mergers.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Aristotle Holding and Medco on file with the Securities and Exchange Commission (“SEC”), including the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding with the SEC, which was declared effective on November 15, 2011. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus of Medco and Express Scripts contained therein (including all amendments or supplements to it) because they contain important information. Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

MEDCO FORWARD-LOOKING STATEMENT

This press release contains forward-looking statements, including, but not limited to, statements related to Medco’s plans, objectives, expectations (financial and otherwise) or intentions. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Factors that may impact these forward-looking statements include but are not limited to:

•	Competition in the PBM, specialty pharmacy and broader healthcare industry is intense and could impair our ability to attract and retain clients.

•

Failure to retain key clients and their members, either as a result of economic conditions, increased competition or other factors, could result in significantly decreased revenues, harm to our reputation and decreased profitability;

•	Government efforts to reduce healthcare costs and alter healthcare financing practices could lead to a decreased demand for our services or to reduced profitability;

•	Failure in continued execution of our retiree strategy, including the potential loss of Medicare Part D-eligible members, could adversely impact our business and financial results;

•

If we or our suppliers fail to comply with complex and evolving laws and regulations domestically and internationally, we could suffer penalties, be required to pay substantial damages and/or make significant changes to our operations;

•	If we do not continue to earn and retain purchase discounts, rebates and service fees from manufacturers at current levels, our gross margins may decline;

•

From time to time we engage in transactions to acquire other companies or businesses and if we are unable to effectively integrate acquired businesses into ours, our operating results may be adversely affected. Even if we are successful, the integration of these businesses has required, and will likely continue to require, significant resources and management attention;

•

New legislative or regulatory initiatives that restrict or prohibit the PBM industry’s ability to use patient identifiable information could limit our ability to use information critical to the operation of our business;

•

Our Specialty Pharmacy business is dependent on our relationships with a limited number of suppliers and our clinical research services are dependent on our relationships with a limited number of clients. As such, the loss of one or more of these relationships, or limitations on our ability to provide services to these suppliers or clients, could significantly impact our ability to sustain and/or improve our financial performance;

•	Our ability to grow our Specialty Pharmacy business could be limited if we do not expand our existing base of drugs or if we lose patients;

•

Our Specialty Pharmacy business, certain revenues from diabetes testing supplies and our Medicare Part D offerings expose us to increased billing, cash application and credit risks. Additionally, current economic conditions may expose us to increased credit risk;

•	Changes in reimbursement, including reimbursement for durable medical equipment, could negatively affect our revenues and profits;

•

Prescription volumes may decline, and our net revenues and profitability may be negatively impacted, if the safety risk profiles of drugs increase or if drugs are withdrawn from the market, including as a result of manufacturing issues, or if prescription drugs transition to over-the-counter products;

•

Demand for our clinical research services depends on the willingness of companies in the pharmaceutical and biotechnology industries to continue to outsource clinical development and on our reputation for independent, high-quality scientific research and evidence development;

•	PBMs could be subject to claims under ERISA if they are found to be a fiduciary of a health benefit plan governed by ERISA;

•	Pending litigation could adversely impact our business practices and have a material adverse effect on our business, financial condition, liquidity and operating results;

•	Changes in industry pricing benchmarks could adversely affect our financial performance;

•	We are subject to a corporate integrity agreement and noncompliance may impede our ability to conduct business with the federal government;

•	The terms and covenants relating to our existing indebtedness could adversely impact our financial performance and liquidity;

•	We may be subject to liability claims for damages and other expenses not covered by insurance;

•

The success of our business depends on maintaining a well-secured pharmacy operation and technology infrastructure. Additionally, significant disruptions to our infrastructure or any of our facilities due to failure to execute security measures or failure to execute business continuity plans in the event of an epidemic or pandemic or some other catastrophic event could adversely impact our business;

•

Business process and technology infrastructure improvements associated with our agile enterprise initiative may not be successfully or timely implemented or may fail to operate as designed and intended, causing the Company’s performance to suffer;

•	We may be required to record a material non-cash charge to income if our recorded intangible assets or goodwill are impaired, or if we shorten intangible asset useful lives;

•	We are subject to certain risks associated with our international operations; and

•

Anti-takeover provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws could delay or deter a change in control and make it more difficult to remove incumbent officers and directors.

•

Express Scripts and Medco may be unable to obtain stockholder or regulatory approvals required for the merger or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	The length of time necessary to consummate the proposed merger may be longer than anticipated; problems may arise in successfully integrating the businesses of Express Scripts and Medco;

•	The proposed merger may involve unexpected costs;

•	The businesses may suffer as a result of uncertainty surrounding the proposed merger; and

•	The industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Medco.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Aristotle Holding. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Aristotle Holding, Plato Merger Sub, Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Aristotle Holding have filed relevant materials with the SEC and intend to file additional materials. On November 15, 2011, the SEC declared effective the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding. On November 18, 2011, Express Scripts, Medco and Aristotle Holding commenced mailing of the definitive joint proxy statement/prospectus regarding the Merger. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED BY EXPRESS SCRIPTS, MEDCO AND ARISTOTLE HOLDING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, ARISTOTLE HOLDING AND THE MERGER. The joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding and other relevant materials, and any other documents filed by Express Scripts, Aristotle Holding or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:

Mackenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Express Scripts, Aristotle Holding and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts or Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding and the amendments and supplements thereto.